SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

222 BAY STREET

SUITE 1750, P.O. BOX 258

TORONTO, ONTARIO

M5K IJ5

________

TEL: (416) 777-4700

FAX: (416) 777-4747

www.skadden.com

February 22, 2007

Via EDGAR

Ms. Jill Davis

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and
Exchange Commission to the Form 40-F for the fiscal year
ended December 31, 2005 of Gammon Lake Resources Inc.
(File No. 001-31739)

Dear Ms. Davis:

This letter sets out the response of Gammon Lake Resources Inc., a corporation organized under the laws of Quebec (the “Company”), to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter dated February 15, 2007 (the “Comment Letter”) with respect to the Annual Report on Form 40-F for the fiscal year ended December 31, 2005 (the “Form 40-F”), filed with the Commission on April 3, 2006 via EDGAR. The Company will file an amendment to the Form 40-F following the Staff’s review of the responses contained in this letter.

For the convenience of the Staff, we have numbered each of our responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company’s responses.

U.S. Securities and Exchange Commission

February 22, 2007

Form 40-F for the Fiscal Year Ended December 31, 2005

Financial Statements

1.

We note your response to comment three of our letter dated December 29, 2006 which indicates that your inventory consists of spare parts for equipment, and material to be consumed in future operations of the mine. Please include this description in the notes to your financial statements.

The Company acknowledges the Staff’s comment and will include this description with respect to inventory in its year end financial statements for fiscal 2006 and future quarterly financial statements.

Note 16. Differences between Canadian and U.S. Generally Accepted Accounting Principles, page 24

a)	Mineral Properties and Related Deferred Costs, page 27
2.

We note your response to comment four of our letter dated December 29, 2006. Exploration activities often continue beyond the exploration stage as a company seeks to expand reserves or replace mined reserves at existing mine locations. These costs represent exploration costs and should be expensed as incurred in accordance with US GAAP. Please tell us if you engage in such exploration activities beyond the exploration stage. We may have further comment.

The Company notes that it continues its exploration activities in order to convert existing resources into reserves, as well as identifying new areas not included in its resource and reserve calculations. Under U.S. GAAP, the Company expenses the exploration costs not considered to have the characteristics of property, plant and equipment prior to the determination of additional proven and probable mineral reserves. Subsequent development costs on proven and probable reserves are capitalized under both Canadian and U.S. GAAP.

U.S. Securities and Exchange Commission

February 22, 2007

                We trust that the foregoing adequately responds to the comments of the Staff. Please telephone the undersigned or Eric Spindel at 416-777-4700 if you have any questions or need additional information.

Yours very truly,
/s/ Riccardo Leofanti
Riccardo Leofanti

cc:

John Cannarella (Securities and Exchange Commission)
Ken Schuler (Securities and Exchange Commission)
Fred George (Gammon Lake Resources – Chairman and President)
Colin Sutherland (Gammon Lake Resources – Chief Financial Officer)
John Turner (Fasken Martineau DuMoulin LLP)
Eric Spindel (Skadden, Arps, Slate, Meagher & Flom LLP)